Exhibit 99.1

Costamare Inc. Announces Election of Class I Director at 2020 Annual Meeting of Stockholders

MONACO, Oct. 2, 2020 (GLOBE NEWSWIRE)-- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships for charter, announced the election of one Class I director at the Company’s annual meeting of stockholders held virtually today.

The elected Class I director is Konstantinos Zacharatos. The Class I director was elected to hold office for a term ending at the annual meeting of stockholders in 2023 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2020.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 46 years of history in the international shipping industry and a fleet of 73 containerships, with a total capacity of approximately 533,000 TEU, including four newbuild containerships currently under construction. Ten of our containerships have been acquired pursuant to the Framework Deed with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors” and the Company’s Results for the First Quarter ended March 31, 2020 on Form 6-K (filed on May 11, 2020 with the SEC) under the caption “Risk Factor Update”.

Company Contacts:

Gregory Zikos - Chief Financial Officer

Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco

Tel: (+377) 93 25 09 40

Email: ir@costamare.com